As filed with the Securities and Exchange Commission on January 18, 2000
                                                      Registration No. 333-_____
------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REGISTRATION STATEMENT ON
                                    FORM S-3
                        UNDER THE SECURITIES ACT OF 1933




                             ----------------------
                                ALYN CORPORATION
             (Exact name of Registrant as specified in its charter)


                   DELAWARE                                     33-0709359
       (State or other jurisdiction of                       (I.R.S. Employer
               incorporation )                            Identification Number)


                                16761 HALE AVENUE
                            IRVINE, CALIFORNIA 92606
                                 (949) 475-1525
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)



                             ----------------------
                                RAYMOND E. BROOKS
                                 VICE PRESIDENT;
                      CHIEF FINANCIAL OFFICER AND SECRETARY
                                ALYN CORPORATION
                                16761 HALE AVENUE
                            IRVINE, CALIFORNIA 92606
                                 (949) 475-1525
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            -----------------------

                                   Copies to:

                             Gerald A. Eppner, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000






                            -----------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|



                             -----------------------
                                 CALCULATION OF
                                REGISTRATION FEE

======================================================================================
                            AMOUNT    PROPOSED MAXIMUM PROPOSED MAXIMUM   AMOUNT OF
    TITLE OF SHARES         TO BE      OFFERING PRICE     AGGREGATE     REGISTRATION
    TO BE REGISTERED      REGISTERED     PER SHARE      OFFERING PRICE       FEE
--------------------------------------------------------------------------------------
Common Stock $0.001 par
value per share 120,000    120,000          $1.91             $229,200    $60.38(1)
shares
======================================================================================


------------------
(1) Calculated based upon the average of the high and low sales price of the common stock of Alyn Corporation on January 13, 2000 (high price on that day was $1.94 and the low price was $1.63) as reported by the Nasdaq National Market, pursuant to Rule 457(c) of the Securities Act, as amended. Alyn Corporation paid $4,388.26 in connection with the filing of Amendment No. 1 to the Registration Statement on the Form S-3 filed on October 29, 1999, amending the Registration Statement on the Form S-3 filed May 3, 1999. The $4,388.26 filing fee paid for the October 29, 1999 registration included $88.74 for the 120,000 shares which were subsequently withdrawn from that registration and are presently being registered. At that time, the Proposed Maximum offering Price per share was $2.66.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



PROSPECTUS
(Subject to completion, dated January 18, 2000)


                                 120,000 SHARES
                                ALYN CORPORATION
                                  COMMON STOCK



     This prospectus relates to the public offering, which is not being underwritten, of a total of 120,000 shares of the common stock of Alyn Corporation by a stockholder of Alyn. The stockholder is offering for resale and selling under this prospectus 120,000 shares of our common stock issued upon the exercise of warrants issued in January 2000, to the holder of our Series A preferred stock. The prices at which the selling stockholder may sell these shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is quoted on the Nasdaq National Market under the symbol "ALYN." On January 13, 2000, the last reported sale price for the common stock was $1.81 per share.



                 ---------------------------------------------

   YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK BEING OFFERED BY THE SELLING STOCKHOLDER.

                 ---------------------------------------------


   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 ---------------------------------------------






              The date of this prospectus is January 18, 2000.

                                  RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below when making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

   WE HAVE YET TO GAIN MARKET ACCEPTANCE OF OUR MATERIALS IN COMMERCIAL QUANTITIES.

   If we are not able to demonstrate the advantages of our materials over existing, more traditional materials, it will be difficult for us to win substantial contracts in various industries. Our business and results of operations will suffer dramatically if we are not able to gain market acceptance of our materials in commercial quantities. Even if we do achieve market acceptance of our materials in commercial quantities, we may not realize the benefits of our marketing and development costs, if at all, until periods that are subsequent to the periods in which those costs were incurred. The sale of our materials entails long customer order-related sales cycles that can be affected by lengthy customer product design times and, in nuclear applications, certification requirements prior to production orders. We have only recently changed our focus from manufacturing final products, such as golf club heads, to marketing our advanced materials as raw materials to be used in products manufactured by others. The principal use of our materials for the nine months ended September 30, 1999, was for various applications in the nuclear and automobile industries, but our materials have not yet achieved market acceptance in these industries on a broad scale. Other materials, such as aluminum, and to a lesser extent, titanium, magnesium, and beryllium, are presently the standard materials in the automotive and other target industries for our materials. Boral and borated stainless steel have been the standard materials in the nuclear industry. We believe that our ability to achieve commercial acceptance of our materials will be largely dependent upon our ability to demonstrate the advantages of our materials over competing materials, to deliver materials in accordance with strict quality and documentation standards, and to deliver materials on a timely basis. We must effectively address each of the factors that affect customer acceptance of our materials in order to win substantial contracts in various industries and thereby achieve market acceptance in commercial quantities of Boralyn or our other current or future materials.

WE HAVE A HISTORY OF LOSSES WHICH WE EXPECT WILL CONTINUE, AND WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.

We have a history of losses. The losses that we anticipate to continue in the immediate future could sufficiently weaken us financially such that they would prevent us from ever becoming profitable. There is a substantial risk that we may not be able to generate funds from our operations, as we may be unable to meet our production quality and delivery goals and we cannot be sure that the procedures and controls that we have instituted to insure product quality, timely delivery and a high level of customer service will succeed. We have had a limited operating history and generated revenues of only $364,000 in 1997, $1.3 million in 1998 and $1.9 million for the nine months ended September 30, 1999. We incurred net losses of $7.3 million in 1997, $12.1 million in 1998 and $10.7 million during the nine months ended September 30, 1999. We expect to continue to incur losses in 1999 and 2000 and may never generate sufficient revenues to achieve profitability in the future. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. Our prior inability to generate significant revenues and expected continued losses has raised substantial doubt about our ability to continue as a going concern (See next risk factor).

OUR INDEPENDENT ACCOUNTANTS HAVE MODIFIED THEIR REPORT ON OUR FINANCIAL STATEMENTS TO INDICATE THAT THERE IS SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN. OUR ABILITY TO CONTINUE OUR OPERATIONS IS NOT ASSURED AND IS SUBJECT TO SUBSTANTIAL RISK. MOREOVER, THE EXISTENCE OF THE GOING CONCERN MODIFICATION MAY ADVERSELY AFFECT OUR BUSINESS PROSPECTS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND MAY HARM OUR RELATIONSHIPS WITH VENDORS AND CUSTOMERS AS WELL AS LIMIT OUR ABILITY TO OBTAIN FINANCING.

   Doubt as to whether we will be able to continue as a going concern and the going concern modification in the audit report on our financial statements could have a significant negative impact on us. If we fail to meet our goals with regard to improved sales, we may be forced to reduce our current levels of operations. Such reduction could further jeopardize our ability to continue as a going concern. Our auditors have included a going concern modification in their audit report on our financial statements for the year ended December 31, 1998, because at the time that the auditors rendered their report, it was evident that we needed to raise additional capital, as we did not have an amount of funds sufficient to continue operations at then-current levels for the next twelve months and we lacked a history of operations that would adequately suggest that our financial plans would succeed. It is likely that our auditors will include such a modification in future audit reports, if at the time the auditors issue their reports, we do not have working capital sufficient to finance our operations for the succeeding twelve months at the then current levels and we do not have a significant increase in orders for our materials that would suggest we could readily achieve our growth plans and, thus, generate the necessary funds. We cannot assure you that steps taken by management will result in the removal of our auditor's going concern modification from any future reports. Based on our cash expenditures for operations and debt service during the third quarter of 1999, we estimate that we would require approximately $9.6 million to fund operations and meet debt service requirements at the level of the third quarter for a twelve month period. The risk that our auditors will include a going concern modification in their next audit report is increased by the likelihood that in order to further implement our business plan we will need to raise additional funds from debt and equity offerings. Customers and vendors may choose not to conduct business with us, or may conduct business with us on terms that are less favorable than those customarily extended by them, as a result of questions concerning our status as a going concern. Furthermore, if our revenues do not exceed our costs for an extended period, we may need to reorganize or reach agreements with our creditors concerning the conduct of our future business and affairs.

IF WE CANNOT RAISE ADDITIONAL CAPITAL, WE MAY NOT HAVE SUFFICIENT FUNDS TO FINANCE OUR CURRENT BUSINESS PLANS OVER THE NEXT TWELVE MONTHS.


We had cash on hand of only $248,000 on September 30, 1999. While we raised approximately $7.8 million, net of expenses, in two private placements between August 1999 and October 1999, we may require additional funds to finance our operations for the next twelve months. If we are unable to raise additional equity, if required, or accounts receivable, inventory working capital and equipment financing, we may not be able to execute our business plan and continue operations. We are attempting to pledge as collateral our accounts receivable, inventory and capital equipment. Our ability to obtain debt financing will be dependent in part on the quality and amount of our revenues, trade receivables, inventory and unsecured capital equipment

OUR LIMITED MANUFACTURING HISTORY AND THE SIGNIFICANT MANUFACTURING RISKS ASSOCIATED WITH OUR PRODUCTION OF MATERIALS MAY MAKE IT DIFFICULT FOR US TO ESTABLISH OR MAINTAIN PROFITABLE MANUFACTURING OPERATIONS.

If we fail to effectively manage and maintain our manufacturing capabilities, our business will suffer and we may never generate significant revenues or achieve profitability. We have limited experience in manufacturing our materials in commercial quantities. Our manufacturing processes are technically complex and we initially experienced problems establishing standard and repeatable manufacturing procedures, resulting in delays and increased costs. Additionally, our manufacturing operations currently use equipment that, if damaged, inoperable or unavailable, could disrupt our manufacturing operations and may not be able to be repaired or replaced on a timely basis or at reasonable costs. Our manufacturing facilities are located in Southern California where earthquakes characteristic of Southern California could result in the interruption of our manufacturing activities. We currently do not maintain earthquake insurance.

IF WE DO NOT INCREASE OUR PRODUCT SALES, WE MAY NOT BE ABLE TO OFFSET OUR FIXED OPERATING COSTS, WHICH COULD LEAD TO CONTINUED LOSSES.

   Unless and until we achieve significantly higher levels of sales of our materials, we will continue to have substantial production over-capacity. At current production levels, we are operating only one manufacturing shift or a portion thereof. Consequently, we will experience under-absorbed costs that will continue to cause us to incur operating losses of approximately $1,000,000 per month. Because we have only recently commenced our manufacturing operations and because it is difficult at our early stage to predict our product mix, it is too early for us to accurately quantify the volume of sales that must be generated for us to break-even. The level of sales that we would need to reach break-even depends on the type of material ordered, the applications for which our materials are used, the basic costs of producing our materials, the efficiency with which we produce our materials, the amount of outside processing required for specific products and the rate of our growth, if any. In order to establish manufacturing capacity, we entered into long-term leases for our two facilities located in Irvine, California. The lease for our headquarters in Irvine, California, expires in 2008 and requires monthly lease payments of approximately $27,000. We also have a ten-year lease expiring in 2008 for our second Irvine facility, with monthly lease payments of $45,000. Through September 30, 1999, we have invested more than $20 million to equip and implement our manufacturing operations in these facilities. If we fail to generate significant revenues from these manufacturing facilities, we will not be able to offset the costs of those facilities and our business and operating results will suffer.

WE MAY BE REQUIRED TO ISSUE A LARGE NUMBER OF ADDITIONAL SHARES OF COMMON STOCK UPON CONVERSION OF OUR PREFERRED STOCK, EXCHANGE OF OUR EXCHANGEABLE NOTE, AND UPON EXERCISE OF OUTSTANDING WARRANTS THAT WILL BE IMMEDIATELY AVAILABLE FOR RESALE. THESE SALES COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

We recently registered under the Securities Act of 1933 the common stock issuable upon conversion or exchange of our Series C preferred stock, Series A preferred stock, exchangeable note and outstanding warrants. They are currently convertible and exchangeable for a large number of shares of our common stock. Additionally, in January 2000 we issued warrants that are related to our Series A preferred stock and are exercisable for 120,000 shares of common stock at an exercise price of $1.91 per share.Those shares of common stock were registered under the Securities Act of 1933 pursuant to a registration statement of which this prospectus is a part. Sales by the holders of this significant amount of common stock could encourage short selling, which could cause our stock price to decline further. Furthermore, any negative impact on our stock price caused by these securities could impair our ability to raise additional equity capital, if required. Our Series A preferred stock, the related warrants, Series C preferred stock and exchangeable note are subject to price protection provisions that require us to reduce the conversion, exercise or exchange price for the securities and ultimately to issue additional shares of common stock to these holders without additional consideration if the Company issues additional shares of common stock at a price below their fixed conversion, exercise or exchange price. In addition, we have also granted piggyback registration rights to register up to 211,000 shares of common stock issuable upon exercise of an outstanding warrant relating to our initial public offering in October 1996. Furthermore, 6,381,955 shares of our common stock outstanding at October 25, 1999, are immediately available for resale in the public market under Rule 144 or Rule 701 of the Securities Act of 1933, as amended.

   The following table sets forth the number of shares of our common stock that we have issued and the maximum number of shares of our common stock that we would be required to issue assuming that all of the following securities are immediately exchanged, converted or exercised for common stock:

                                          NUMBER OF SHARES
                                           OF COMMON STOCK
                            CONVERSION/      ISSUED AND        PERCENT OF
                            EXCHANGE OR     ISSUABLE UPON      OUTSTANDING
     TYPE OF SECURITY       ISSUE PRICE    FULL CONVERSION    COMMON STOCK
     ----------------       -----------    ---------------    ------------
Series A preferred stock       $2.00           750,000           3.8%

Related warrants issued        $1.91           120,000           0.6%
in January 2000

Common stock issued in         $2.3925         626,960           3.2%
October 1999 to Series
B stockholders as a
result of conversion of
the Series B preferred
stock

Warrants issued in             $3.82            65,000           0.3%
March 1999 to Series B
stockholders

Warrants issued in             $3.25           150,000           0.8%
October 1999 to Series
B stockholders

Common stock issued in         $3.00           200,000           1.0%
August 1999 to AMRO International, S.A.

Warrants issued in             $3.50            50,000           0.3%
August 1999 to AMRO
International, S.A.

Exchangeable note              $2.00         1,500,000           7.7%

  Related warrants             $3.0375         135,000           0.7%
  issued in March 1999

                                          NUMBER OF SHARES
                                           OF COMMON STOCK
                            CONVERSION/      ISSUED AND        PERCENT OF
                            EXCHANGE OR     ISSUABLE UPON      OUTSTANDING
     TYPE OF SECURITY       ISSUE PRICE    FULL CONVERSION    COMMON STOCK
     ----------------       -----------    ---------------    ------------

  Related warrants             $3.00           300,000           1.5%
  issued in October 1999

  Common stock issued         N/A              149,213           0.8%
  in August 1999

  Common stock issued          $2.3467          38,352           0.2%
  in September 1999 as
  interest payment

Series C preferred stock       $3.00         2,500,000          12.8%

  Related warrants              $3.00        1,875,000           9.6%
  issued in October 1999

Total                                        8,459,525          43.2%


   Because we cannot determine the exact conversion price of the Series A preferred stock, the Series C preferred stock, the warrants and the exchangeable note due to the price protection provisions, we have made the following assumptions in computing the calculations in this table:

     o Because the conversion price for the Series A preferred stock and the exchangeable note cannot be less than $2.00 per share, the foregoing table reflects the maximum number of shares of common stock that we would be required to issue to these holders. We may, however, be required to issue additional shares of common stock to the holder of our exchangeable note in the event we do not pay the accrued interest or penalty, if any, on this note in cash.

     o Calculation of the number of shares of common stock issuable upon conversion of the Series C preferred stock (2,500,000) was based on its fixed conversion price of $3.00 per share. The actual number of shares may increase in the event of the occurrence of certain dilutive events relating to the issuance of common stock at prices lower than the Series C preferred stock's fixed conversion price.


The percentage calculation has been derived using the total number of shares of our common stock outstanding as of January 1, 2000, plus the shares underlying the exchangeable, exercisable or convertible securities included in the above table (19,567,403 shares, of which 16,514,069 shares were issued and outstanding). Of the 16,514,069, 11,107,878 shares were issued and outstanding as of June 30, 1999, 4,391,666 were issued in October 1999 pursuant to the terms of our Series C preferred stock, 626,960 shares were issued as a result of the conversion of the Series B preferred stock in October 1999 and 387,565 shares were issued in August and September 1999 in connection with the sale of shares to AMRO International and the issuance of shares to the exchangeable noteholders.

WE EXPECT FLUCTUATIONS IN OUR OPERATING RESULTS TO CONTINUE, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

   Fluctuations caused by variations in quarterly operating results or our failure to meet market analysts' projections or public expectations could cause the market price of our common stock to decline, perhaps significantly. Our operating results may vary considerably from quarter to quarter, in part because of the costs associated with changes in our materials, personnel and the size and actual delivery dates of orders of our materials. It is the nature of our business to incur long customer order-related sales cycle times. We are also affected by market trends that significantly limit our ability to accurately forecast our production schedules and the short-term results of operations. We face lengthy customer design processes for new production introductions. As a result, our operating results for any particular quarter should not be considered indicative of any future results and period-to-period comparisons of our operating results will not necessarily be meaningful.

IF WE LOSE ANY OF OUR KEY MANAGERS, OUR BUSINESS COULD BE SERIOUSLY HARMED.

   Our key managers do not have long-term employment agreements with Alyn, and accordingly they may terminate their association with little or no notice. We rely on a relatively new management team and need additional personnel to expand our business. Our future success and profitability is substantially dependent upon the personal efforts and abilities of our key executives, Arne van Roon (our President and Chief Executive Officer who joined Alyn in April 1999), Robin
A. Carden (our founder) and Raymond E. Brooks (our Chief Financial Officer and Secretary). We do not maintain key man life insurance on Messrs. van Roon or Brooks. If Messrs. van Roon or Brooks, or any other key employees were to leave Alyn Corporation, their departure could significantly diminish our level of management, technical, marketing and sales expertise, and we would have the difficult task of finding and hiring replacements who have these skills. Furthermore, the departure of any of our manufacturing personnel may interrupt our manufacturing operations and lengthen the time necessary to deliver products to market.

   We believe that our future growth will be dependent in large part on our ability to attract and retain additional qualified management, technical, manufacturing, administrative and other personnel. Due to our location in Irvine, California and the nature of our business, we believe that we will experience significant competition for qualified personnel.

BECAUSE WE DEPEND ON A FEW SIGNIFICANT CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR REVENUES, THE LOSS OF A KEY CUSTOMER COULD SERIOUSLY HARM OUR OPERATING RESULTS.

   Since inception, we have derived a substantial portion of our revenues from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our largest three customers for the nine months ended September 30, 1999 and their respective percentage of our net sales were as follows: Transnuclear (35%), Marvin Engineering (18%) and Quantum Technologies (6%). Sales to our largest three customers for the year ended December 31, 1998 and their respective percentage of net sales for that period were as follows: General Motors (22%), Taylor Made Golf (15%) and MacGregor Golf (12%). Sales to our largest three customers for the year ended December 31, 1997 and their respective percentage of net sales for that period were as follows: Taylor Made Golf (47%), Defense Logistics Company (14%) and Mersey (12%). It is possible that one or more key customers could suffer business or financial setbacks resulting in the reduction or cancellation of product orders or our being unable to obtain payment from such customers at any time or from time to time. We expect that our key customers will continue to account for a substantial portion of our revenues for 1999 and in the future. Accordingly, our future operating results will continue to depend on the success of our largest customers and on our ability to sell products to these customers in significant quantities.

WE DEPEND ON TWO SUPPLIERS FOR ONE OF OUR PRINCIPAL RAW MATERIALS. ANY FAILURE TO OBTAIN THESE RAW MATERIALS COULD RESULT IN SIGNIFICANT DELAYS IN OUR ABILITY TO SHIP PRODUCT AND COULD ADVERSELY AFFECT OUR REVENUES AND OUR RELATIONSHIPS WITH OUR CUSTOMERS.

   We presently purchase one of our principal raw materials, boron carbide, primarily from two suppliers, ESK Engineered Ceramics Division of Wacker Chemicals (USA), Inc. and P&W International Tech. We currently do not have any long-term supply agreements with either of these suppliers. Our business would be materially and adversely affected if we were unable to continue to purchase our required quantities of boron carbide at prices and on terms comparable to those presently available from our principal suppliers.

IN THE EVENT WE ARE NOT ABLE TO ENFORCE OUR PATENTS, OUR COMPETITORS COULD INTRODUCE SIMILAR MATERIALS OR TECHNOLOGIES, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

   If our present or future patent rights are ineffective in protecting us against infringement, our marketing efforts and future revenues could be materially and adversely affected. Moreover, if a competitor were to infringe any of our patents, the costs of enforcing our patent rights may be substantial or even prohibitive. Our United States patent that contains claims covering the manufacture of our Boralyn material is critical to our success and our ability to prevent competitors from introducing similar materials. We have been granted additional patents and have other patent applications pending, including divisional (extension) patents and continuation-in-part patents, many of which stem from our originally issued patent. We cannot be sure that any additional patents will be granted or that our existing or future patents will be valid and enforceable, or will provide us with meaningful protection from our competitors. We also cannot be sure that our future materials will not infringe the patent rights of others or that we will not be forced to expend substantial funds to defend against infringement claims of, or to obtain licenses from, third parties. We currently have only limited patent protection for our technology outside the United States, and we may be unable to obtain even limited protection for our proprietary technology in certain foreign countries.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR TRADEMARKS OR TRADE NAMES, WHICH COULD HARM OUR GOODWILL AND DILUTE OUR BRAND RECOGNITION.

   Although Boralyn is a registered trademark in the United States, we cannot be certain that we can successfully assert trademark or trade name protection for our significant marks and names in the United States or other markets, and the costs of such efforts could be substantial. The market for our products is and will remain dependent in part upon the goodwill engendered by our trademarks and trade names. Trademark protection is material to our business.

WE FACE INTENSE COMPETITION IN THE ADVANCED MATERIALS MARKET FROM LESS EXPENSIVE MATERIALS AND FROM COMPETITORS WHO HAVE GREATER RESOURCES AND MANUFACTURING EXPERIENCE THAN WE HAVE.

   Competitive pressures in the advanced materials market could require us to reduce our product prices to remain competitive, and accordingly, could adversely affect our results of operations. The advanced materials industry is highly competitive, and other materials such as specialized aluminum alloys, borated stainless steel for nuclear shielding applications, and to a much lesser extent, titanium, magnesium and beryllium, are readily available for similar applications generally at comparable or lower prices than our materials.

   We compete in our target markets with several larger domestic and multinational companies, all of which are well established in their respective markets and have substantially more manufacturing experience and substantially greater financial and other resources than us. We compete with material producers, i.e. companies that produce and market a choice of materials for specific applications. In this area, the Company competes with: (i) titanium, supplied by companies such as RMI Titanium Company, Tremont Industries, Inc., and Titanium Metals Corporation of America (Timet); (ii) aluminum alloys, supplied by companies such as the Aluminum Corporation of America (Alcoa), Reynolds Metals Co., and Oregon Metallurgical Corporation; and (iii) other metal matrix composites, such as those supplied by Duralcan Inc. For nuclear containment, current storage containers often use Boral(R), a boron carbide and aluminum material supplied by AAR Brook & Perkins and borated aluminum supplied by Eagle Pitcher. Certain of our competitors who provide competing materials for the nuclear industry have already obtained quality certification (similar to ISO certification) from the Nuclear Regulatory Commission, which can enable them to qualify for certain nuclear projects much quicker and cheaper than we can. We are in the process of applying for the quality certification, but we cannot be sure that we will ever be able to obtain this certification.

THE PRINCIPAL APPLICATIONS FOR OUR MATERIALS COULD SUBJECT US TO SIGNIFICANT PRODUCT LIABILITY ACTIONS, IN EXCESS OF OUR INSURANCE COVERAGE LIMITS.

   The principal uses of our materials currently include automotive applications, including engines and structural members, as well as application for use in products used to store nuclear waste. Both the automotive and nuclear industries involve significant risks of personal injury and have historically been the subject of many product liability actions. We cannot be sure that our liability insurance will be sufficient to adequately cover any potential claims, or that this insurance will continue to be available on acceptable terms in the future.

IF OUR COMMON STOCK FAILS TO MAINTAIN NASDAQ'S REQUIRED MINIMUM MARKET PRICE OR WE FAIL TO MEET OTHER NASDAQ REQUIREMENTS, OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ NATIONAL MARKET, BECOME LESS EASILY TRADABLE AND DECLINE IN VALUE.

      If our stock price declines or if we continue to experience losses from our operations, we may not be able to maintain the standards required for continued listing on the Nasdaq National Market. Delisting would eliminate the substantial benefit currently enjoyed by holders of our common stock of being able to easily buy or sell our common stock because our common stock is listed on the Nasdaq National Market. For continued listing of our common stock on the Nasdaq National Market, we must, among other things, maintain a minimum bid price of at least $1.00 per share. In February 1998, our stock price declined to $1.50 per share. As of January 13, 2000 our stock price was $1.81 per share. In the event our common stock is removed from the Nasdaq National Market, any trading in our common stock might then be conducted on the Nasdaq SmallCap Market, which is a significantly less active market than the Nasdaq National Market. As a result, a shareholder could find it more difficult to dispose of our common stock.

      Furthermore, if we did not qualify for listing on the Nasdaq SmallCap Market or if our common stock was subsequently delisted from the Nasdaq SmallCap Market, our common stock could be subject to the rules and regulations under the Securities Exchange Act of 1934 relating to "penny stocks," which impose additional requirements on broker-dealers who sell such securities to persons other than established customers and certain institutional investors. For transactions covered by the penny stock rules, a broker-dealer must, among other things, make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Brokers effecting transactions in a penny stock are also subject to customer disclosure and record keeping obligations. Consequently, if we fail to qualify for listing on, or if we were removed from, the Nasdaq SmallCap Market, the ability or willingness of broker-dealers to sell or make a market in our common stock could decline.

IF WE FAIL TO OBTAIN SHAREHOLDER APPROVAL WHEN REQUIRED, OR, IF NASDAQ DETERMINES RETROACTIVELY THAT WE FAILED TO OBTAIN NECESSARY SHAREHOLDER APPROVAL, OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ NATIONAL MARKET, BECOME LESS EASILY TRADABLE AND DECLINE IN VALUE.

      If we fail to obtain shareholder approval when required, or if Nasdaq determines retroactively that we failed to obtain required shareholder approval prior to the issuance of our exchangeable note and our Series B preferred, our common stock could be delisted, resulting in the adverse consequences discussed in the preceding risk factor. Nasdaq rules require that shareholder approval be gained prior to the issuance of securities by a company equal to 20% or more of the company's common stock if the securities are being issued for less than the greater of book or market value of the stock. When we initially issued our Series B preferred and our exchangeable note in March of 1999, they could have become convertible or exchangeable into shares of common stock exceeding 19.9% of our outstanding shares of common stock. At that time, we determined that we did not require shareholder approval prior to the issuance of the Series B preferred or the exchangeable note. If Nasdaq retroactively rejects our determination, our common stock could be delisted from the Nasdaq National Market.

      Furthermore, our common stock may be delisted from the Nasdaq National Market if adjustments made under the anti-dilution provisions of the exchangeable note require us to issue upon exchange of the exchangeable note shares of common stock exceeding 19.9% of our outstanding shares of common stock and we fail to obtain shareholder approval of the issuance. In October 1999, we amended the provisions of the exchangeable note to provide, among other things, that the minimum exchange price cannot be less than $2.00 per share, (subject to reduction for dilutive events). Therefore, we will not be required to issue more than 19.9% of our common stock upon the exchange of the exchangeable note unless the anti-dilution provisions of our exchangeable note require us to issue more shares. As consideration for this amendment, we issued to the holder of the exchangeable note an additional five-year warrant to purchase 300,000 shares of our common stock at an exercise price of $3.00 per share. See "Description of Certain Provisions of our 6% Senior Exchangeable Promissory Note Due March 10, 2002".

      In addition, as a part of amendments made to the Series B preferred stock, all of the Series B preferred stock was exchanged for 626,960 shares of common stock, the issuance of which did not and will not require shareholder approval. These amendments to the Series B preferred were also made in October 1999, and as consideration for the amendments to the Series B preferred stock, we issued warrants to the holders of our Series B preferred stock to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $3.25 per share. See "Description of Certain Provisions of our Series B Preferred Stock".

      With regard to the foregoing issuances, we will continue to consider this matter on an ongoing basis and will take the appropriate course of action required by a change in facts relating to the foregoing, including, if necessary, submitting the issuance of additional shares or any related matter to a vote of our stockholders. See the next risk factor for additional possible adverse consequences of delisting.

IF OUR STOCK IS DELISTED FROM NASDAQ, WE COULD BE IN DEFAULT OF PROVISIONS OF OUR PREFERRED STOCK AND EXCHANGEABLE NOTE AND COULD BE SUBJECT TO CLAIMS BY THE HOLDERS OF THESE SECURITIES REQUIRING US TO REPURCHASE OR REPAY THEM FOR CASH.

      The delisting of our common stock from Nasdaq could further adversely affect us by rendering us in breach of our contractual obligations. The provisions of our exchangeable note require that we maintain the listing of our common stock on the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, or the Nasdaq Small-Cap Market. Accordingly, if our common stock is delisted, we could be deemed in default of these provisions. Under the terms of our exchangeable note, if our common stock is delisted or ineligible to trade on the Nasdaq National Market or Small Caps for a period of ten (10) consecutive trading days, then the holder of the exchangeable note may declare the note, which is in the principal amount of $3,000,000, immediately due and payable and may seek other legal relief available by law. In addition, the terms of our agreement with the purchasers of the Series C preferred stock prohibit us from taking or consenting to any action causing a delisting of our common stock from the Nasdaq National Market or another national securities exchange on which any shares of our common stock are listed. In the event our common stock is so delisted, the holders of our Series C preferred stock may, at their option, obligate us to repurchase all or part of the Series C preferred stock for approximately $7,500,000.

IF OUR INTERNAL SYSTEMS AND THE SYSTEMS OF THE THIRD PARTIES WITH WHOM WE INTERACT ARE NOT YEAR 2000 COMPLIANT, WE MAY SUFFER BUSINESS INTERRUPTIONS AND OUR BUSINESS COULD BE SERIOUSLY HARMED.

   We believe that our greatest Year 2000 risk relates to the readiness of our third party suppliers, customers, and other third parties to resolve their own Year 2000 issues in a timely manner. There could be a material disruption of our business and a decline in sales due to our customers' inability to order or purchase products and our inability to interact with our suppliers and other third party providers. Although we cannot be sure of the effect of the Year 2000 issue until several months into the Year 2000, as of January 12, 2000, we have not experienced any related problems. We tested and evaluated the computerized elements of our manufacturing equipment and completed this evaluation in sufficient time to make necessary upgrades. However, we cannot be sure that our present estimates of the cost to remedy the Year 2000 problem are not understated.

OUR PRINCIPAL STOCKHOLDERS CONTROL ALYN CORPORATION AND COULD PREVENT A CHANGE IN CONTROL OR FINANCING THAT MIGHT OTHERWISE BE IN THE BEST INTERESTS OF THE STOCKHOLDERS.

   The concentration of ownership and our contractual consent rights may discourage a potential acquirer from making an offer to buy Alyn Corporation or may prohibit us from completing a major corporate transaction or raising additional capital, which might otherwise be in the best interest of our stockholders. As of January 1, 2000, Kingdon Capital Management Corp. and its affiliates, Robin A. Carden and Harry Edelson beneficially owned an aggregate of 38.64% of our outstanding common stock. In addition, in October 1999, Fleming U.S. Discovery Fund III, L.P. and Fleming U.S. Discovery Offshore Fund III, L.P. purchased the Series C Convertible Preferred Stock, which is convertible into 2,500,000 shares of common stock. Under the terms of the related purchase agreements, they have the right to vote the 2,500,000 shares as if they were issued and outstanding at the time of such stockholder vote. At such time, our principal stockholders would vote 65.07% of the shares then available to vote. Accordingly, these stockholders have the ability to elect a majority of our directors and to control the outcome of all other issues submitted to our stockholders. The holders of the Series C preferred stock have significant influence on key decisions of the company and have exercised their rights under the Series C purchase agreements to appoint two members to our Board of Directors. In October 1999, Mr. Robert Burr and Mr. David Edwards were appointed to the Board of Directors, and Mr. Burr was subsequently elected its chairman. The terms of our Series A preferred stock and Series C preferred stock also prohibit us from amending our charter documents, liquidating, merging, selling substantially all of our assets, or issuing additional securities without the consent of these stockholders.

   In addition, the following provisions of our exchangeable note could also discourage some potential purchasers from acquiring Alyn Corporation or make an asset sale more difficult and expensive:

     o the requirement that upon a change of control, we must offer to buy the exchangeable note at the greater of 135% of the principal plus accrued and unpaid interest and penalties or the product of the number of shares into which the exchangeable note can be exchanged and the market price on the applicable date; and

     o the prohibition against selling or transferring all or substantially all of our assets unless we have their approval.

   We have also agreed to grant the holders of our Series A preferred stock a right of first refusal and our Series C preferred stock, and the exchangeable note a right of first offer with respect to certain issuances of equity or debt securities, and we are prohibited from obtaining additional senior indebtedness for borrowed money beyond defined limits without the written consent of the holder of the exchangeable note, unless the indebtedness junior to the exchangeable note or that the borrowed money is for equipment financing or customary working capital lines of credit.

OUR STOCK PRICE HAS BEEN, AND MAY CONTINUE TO BE VOLATILE.

     Trading volume and prices for our common stock could be subject to wide fluctuations in response to quarterly variations in our operations and results, announcements with respect to sales and earnings, as well as technological innovations, and new product developments and other events or factors, which cannot be foreseen or predicted by us. Since January 1, 1998, the price of our common stock has declined from a high of $10 in February 1998 to $1.50 in February 1999 and was $1.81 on January 13, 2000. The factors causing these variations include the low average daily trading volume of our common stock, the sale or attempted sale of a relatively large amount of securities in the public market, the registration for resale of any shares of common stock, the antidilution provisions in our preferred stock, exchangeable note and warrants, manufacturing and product development delays and our earnings to date. The market price of our common stock could also be influenced by developments or matters not related to our performance, such as the general volatility of the stock market.

OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD ADVERSELY AFFECT THE RIGHTS OF COMMON STOCK AND COULD PROHIBIT CERTAIN CHANGES IN CONTROL THAT MAY OTHERWISE BE BENEFICIAL TO OUR STOCKHOLDERS.

   Under our certificate of incorporation, our Board of Directors has the authority to issue shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote of, or action by, our stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that has been issued or may be issued in the future. Issuance of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have an effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Certain provisions of Delaware law applicable to us may also discourage third-party attempts to acquire control.


                               RECENT DEVELOPMENTS

   In May 1999, we announced the completion of our management restructuring following the appointment of Arne van Roon as our President and Chief Executive Officer in April 1999. Mr. van Roon was appointed by our Board of Directors to replace Steven Price, who had served as our president and chief executive officer since April 1998. Also in April, we entered into an agreement with James
L. Hesburgh, Alyn's then chairman of the board, to provide us additional assistance. Other personnel changes included the replacement of the former vice president of manufacturing and the departure of several other managers, the promotion of a number of key managers to assume broader managerial roles, and the hiring of some new key staff reporting directly to Mr. van Roon. Robin Carden, our founder, is taking a more active role in business development and marketing. In October 1999, the Board of Directors elected Mr. Robert Burr to serve as chairman of the board. Effective January 1, 2000, Mr. Raymond E. Brooks became our Vice President, Chief Financial Officer and Secretary.

   Our management plans to address the factors that contributed to our prior record of unsatisfactory performance. We completed our manufacturing facility by the end of 1998 in order that we could supply new products in response to customer orders. Following the appointment of Arne van Roon as president and CEO in April 1999, we made an important change in our business strategy. This new strategy defines our business as a high-tech producer of engineered metal matrix composite materials. We have eliminated activities associated with the large-scale production of finished products. This allows us to focus on our core activity - the development and large-scale production of advanced material for both high-tech and general production applications in a wide arRaymond of industries, including nuclear, automotive, aerospace, electronics, computers, sporting goods and other consumer products.

Even under our new business plan, however, we are still susceptible to the unpredictability of rapid technological change and the need to constantly update our manufacturing and marketing strategies.

   We will install in senior management positions persons with backgrounds and experience more consistent with our changed business model.

   On December 23, 1999, we released the following press release:

   ALYN CORPORATION RECAPS ANNUAL MEETING

   IRVINE, Calif. -- (BUSINESS WIRE) -- Dec. 23, 1999 -- Alyn Corporation (Nasdaq: ALYN), an advanced metal matrix composite technology company, held its Annual Meeting on Dec. 16, 1999.

   It has recently come to the attention of the Company that some shareholders had not received their ballots in time to participate in the meeting even though the declaration of mailing for the proxy was Dec. 2, 1999. Therefore, the Company offers its apologies to those who did not have the opportunity to participate and provides this brief overview of the meeting.

   The Annual Meeting was held at the Company's Irvine headquarters. Attendees were welcomed by Mr. Bob Burr, Chairman of the Board, who introduced the current directors and called the meeting to order. Mr. Burr called for a motion electing six directors, Robert L. Burr, Arne van Roon, Robin A. Carden, Harry Edelson, David J. Edwards, and Michael Markbreiter, to hold office until the 2000 Annual Meeting. The motion was seconded and carried, and the six directors were declared elected. Mr. Burr called for a motion to approve the 1999 Stock Incentive Plan. The motion was seconded and carried, and the Plan was declared approved. No further business came before the meeting and the formal portion of the Annual Meeting adjourned.

   Mr. van Roon then made a short presentation on the current position of the Company and its recent accomplishments, stating that the fundamental groundwork is being done to increase production. Mr. Maurizio Tosca, Operations, has implemented processes that have dramatically improved the Company's yield. Various process/quality control certification steps are well underway; the Company expects nuclear 10CFR50 Appendix "B" certification by February; and ISO 9001 and QS 9000 certification will follow closely behind. Mr. van Roon further explained that due to the long sales cycle for Boralyn(R) it would take a longer period of time to see significant sales results. In the mean time, the Company is filling its production capacity with other diversified production orders.

   Shareholders presented questions to Mr. van Roon regarding the possibility for strategic partners in the European Market, the computer disk program, the financial timeline to cash flow breakeven, and the Company's current product and market focus. Mr. van Roon discussed these issues indicating that the Company will entertain potential strategic partners in the automotive and aerospace markets, which will provide numerous benefits to the Company, including ultimately moving production closer to its destination markets. Mr. van Roon provided an overview of the computer disc program stating that it has not reached constantly decreasing market driven price targets, making it unreasonable to maintain the program at this time. He further explained the steps the Company is taking to implement manufacturing processes directed toward various quality control certifications. As these certifications are obtained, the Company anticipates increases in production, with the goal of reaching cash flow breakeven during calendar year 2000.

   The attendees were then taken on a tour of the manufacturing facilities to obtain a better prospective of how the Company functions.

   In January 2000, the Company will formally announce the appointment of Raymond E. Brooks as Chief Financial Officer. Mr. Brooks has an impressive and successful financial background, most recently working as CFO/Director of Administration for Rohm Electronics USA, LLC, an electronics components manufacturer and distributor with headquarters in Nashville, Tenn.

   Alyn Corporation produces Boralyn, a unique metal matrix composite material that is lighter than aluminum, stronger than titanium and has better wear properties than steel, with principal applications in the nuclear, aerospace, automotive, computer hardware and sporting goods industries.

   For additional information, contact Robin A. Carden, Alyn Corporation, 949/475-1525 or email: Investor_Relations@alyn.com.

   Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This release may contain forward-looking statements that involve risks and uncertainties. Among the important factors which could cause actual results to differ materially from those in the forward-looking statements are fluctuations in quarterly operating results, limited historical revenues and prior losses, the Company's limited manufacturing history, market acceptance of the Company's products in commercial quantities, the need for future capital, rapid technological change and new product development, competition and other factors detailed in the Company's filings with the Securities and Exchange Commission, including its filing on Form 10-K for the year ended Dec. 31, 1998.


                       WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until our offering is completed.

     (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     (b) Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998;

     (c) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

     (d) Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999;

     (e) Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999;

     (f) Our Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 30, 1999;

     (g) Our Current Report on Form 8-K filed on April 28, 1999;

     (h) Our Current Report on Form 8-K filed on October 4, 1999;

     (i) Our Current Report on Form 8-K filed on December 16, 1999;

     (j) Proxy statement dated October 29, 1999 for our 1999 annual meeting; and

     (k) The description of our common stock contained in our registration statement on Form 8-A filed October 21, 1996, including any amendments or reports filed for the purpose of updating such description.

   You may request a copy of any or all of the documents incorporated by reference by writing or telephoning us, and we will provide the documents you requested at no cost. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct all requests for such copies to the following address:

            Raymond E. Brooks
            Vice President, Chief Financial Officer and Secretary
            Alyn Corporation
            16761 Hale Avenue
            Irvine, California 92606
            (949) 475-1525

   You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                                 USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares of our common stock being offered by the selling stockholder under this prospectus.

                             RECENTLY ISSUED SECURITIES

   We recently completed a series of private placement transactions some of which helped obtain the financing necessary to implement our revised business plan (See "Recent Developments"). In January 1999, we issued Series A preferred stock and issued the related warrants in January, 2000. In March 1999, we issued the exchangeable note and related warrants. Also in March 1999, we issued our Series B preferred stock and related warrants. In August 1999, we issued common stock and warrants to AMRO International, S.A. As a result, we were required to issue common stock to the holders of the exchangeable note as an anti-dilution payment, in lieu of a change in the note's exchange price. In October 1999, we issued our Series C preferred stock and related warrants. As part of the issuance of the Series C preferred stock, we entered into amendment and consent agreements with our previous preferred stock and exchangeable note holders pursuant to which in October 1999 we issued warrants to the holders of our exchangeable note and Series B preferred stock. In September 1999 we also issued common stock to our exchangeable note holder as interest on their note, in lieu of a cash payment. Certain provisions of these private placements are individually described below.

   The August sale of common stock to AMRO International, S.A. provided us with additional equity capital that allowed us to continue implementing our revised business plan until we were able to complete the sale of our Series C convertible preferred stock, a transaction under negotiation at that time, to raise more substantial capital.

   The shares registered under this prospectus are shares of our common stock issuable upon exercise of the warrants issued to the holder of our Series A preferred stock. We are contractually obligated to register the shares of common stock registered under this prospectus.

   The following is a description of shares we have issued since December 31, 1998. To the extent applicable, the following description reflects the amendments, waivers and consents obtained by Alyn from the holders of our exchangeable note, Series A preferred stock and our Series B preferred stock in connection with the issuance of our Series C preferred stock.

DESCRIPTION OF CERTAIN PROVISIONS OF OUR 6% SENIOR EXCHANGEABLE PROMISSORY NOTE DUE MARCH 10, 2002

   On March 10, 1999, we issued the exchangeable note in the original principal amount of $3.0 million and related warrants to purchase 135,000 shares of common stock at an exercise price of $3.0375 per share. In October 1999, we amended the provisions of the exchangeable note to provide, among other things, that the minimum exchange price cannot be less than $2.00 per share. In connection with this amendment, we issued to the holder of the exchangeable note an additional five year warrant to purchase 300,000 shares of our common stock at an exercise price of $3.00 per share.

   Certain provisions and rights of the exchangeable note are summarized as follows:

   Interest Rate. Interest on the outstanding principal amount of the exchangeable note is payable at the rate of 6% per annum, payable semiannually. Such interest may be paid, at the option of the noteholder, either in cash within five days of September 15 and March 15 of each year or by issuing additional promissory notes. Upon an event of default, the interest on unpaid principal and accrued and unpaid interest will accrue at 6% plus an additional 14% per annum until the default is cured by us or waived by the noteholder. Events of default include: (i) a failure to pay principal, interest, or other required payments which is not cured within ten calendar days after notice of such failure; (ii) a failure to perform or comply with material covenants or agreements which is not cured within ten calendar days after notice; or (iii) the delisting or ineligibility of our common stock for trading on Nasdaq for ten trading days.

   Exchange Price. The outstanding principal amount of the exchangeable note is $3.0 million and any portion of that amount is exchangeable at the election of the noteholder into shares of our common stock. The actual number of shares of common stock issuable upon exchange of the exchangeable note will be determined by the following formula:

(the principal amount of the exchangeable note tendered for exchange plus any accrued but unpaid interest being exchanged plus any
                    unpaid liquidated damages and penalties)

                                   divided by

           (the applicable exchange price at the time of exchange).

   The exchange price is subject to adjustment. The exchange price of the exchangeable note is equal to either of the following at the sole option of the noteholder: (i) $3.645 per share or (ii) the average of any three closing bid prices as reported by Bloomberg L.P. for 22 trading days immediately preceding the applicable exchange date discounted by up to 15%. The actual discount is 8% through September 6, 1999; 12% through December 5, 1999; and 15% after December 5, 1999. In no case will the exchange price be less than $2.00 per share.

   The following table sets forth the number of shares of common stock issuable upon exchange of the exchangeable note. It assumes the market price of our common stock is 50%, 75%, 100%, 125%, 150% and 175% of the closing price of the common stock on August 31, 1999, which was $2.8438 per share. It further assumes that all accrued interest, liquidated damages and penalties have been paid and that the exchange occurs after December 5, 1999 at the required exchange price of 85% of the closing price, except where 85% of the closing price is at or above $3.645, in which case the exchange price is $3.645.

                 PERCENT OF                    EXCHANGE
                MARKET PRICE                     PRICE        NUMBER OF
MARKET PRICE AS      AS                         (85% OF        SHARES
 OF AUGUST 31,    OF AUGUST      ASSUMED        ASSUMED     ISSUABLE UPON
     1999         31, 1999     MARKET PRICE  MARKET PRICE)    EXCHANGE
--------------    --------     ------------  -------------    --------
   $2.8438           50%         $1.4219         $2.0000     1,500,000
   $2.8438           75%         $2.1329         $2.0000     1,500,000
   $2.8438          100%         $2.8438         $2.4172     1,241,106
   $2.8438          125%         $3.5548         $3.0216       992,852
   $2.8438          150%         $4.2657         $3.6258       827,404
   $2.8438          175%         $4.9767         $3.6450       823,046

   In addition, the exchange price of the exchangeable note is subject to adjustment upon the occurrence of the following events: (i) capital reorganizations of Alyn Corporation; (ii) reclassification, exchange, or substitution of the common stock; (iii) declaration or payment of dividends or distributions on the common stock; and (iv) subdivision or combination of the common stock. The terms of the exchangeable note require that we deliver to the exchangeable note holder shares of common stock into which the exchangeable note is exchangeable within seven days after their request for the exchange. We must pay a penalty of $10,000 per day for each day we are late in delivering the common shares to the holders of the exchangeable note.

   Anti-dilution Protection. Until September 15, 2000, if we sell common stock at a price lower than any applicable exchange price for the six months immediately preceding such issuance or sale, then we are required to issue to the noteholder a number of shares of common stock as determined by (i) subtracting the issuance or sale price from the lowest exchange price in effect as described above, such sum multiplied by (ii) the number shares that would have been received had the entire exchangeable note been tendered on the day immediately preceding such sale or issuance, such product divided by (iii) the exchange price in effect on the day immediately preceding such sale or issuance. Pursuant to this provision, we issued an additional 149,213 shares of our common stock in August 1999 to the holder of the exchangeable note in connection with our private placement of 200,000 shares of our common stock at a purchase price of $3.00.

   Registration. While we are required under the terms of the exchangeable note agreements to register and keep registered at least 125% of the aggregate number of shares of common stock into which the exchangeable note is exchangeable and for which the note warrants are exercisable, the amendment agreement reached in October 1999, placing a $2.00 floor on the exchange price, places a ceiling on the number of shares requiring registration equal to the number of shares of common stock that may be issuable upon exchange of the exchangeable note using the $2.00 floor exchange price. We may be required to register additional shares in the event that we fail to pay accrued interest and penalties on the exchangeable note or if we issue securities at a price below the then current exchange price. We were also required to register the common stock into which the exchangeable note is exchangeable on or before December 31, 1999. Because the Registration Statement was not declared effective until January 4, 2000, we may be required to pay to the holder of our exchangeable note $90,000 per month, prorated, in this instance, for two business days.

   Limitation on Shares Issuable: Notwithstanding the registration of such number of shares we are subject to the NASD Rule 4460(i) that limits us from issuing securities equal to or in excess of 20% of our outstanding securities on the date immediately prior to the issuance of the exchangeable note and the note warrants unless and until the stockholders approve such an issuance. The terms of the exchangeable note also provide that the number of shares issuable upon exchange of the exchangeable note cannot exceed 19.9% of our outstanding securities as of March 10, 1999 until stockholder approval is received. No such stockholder approval is required.

   Cash Payments. We may be required to make significant cash payments to the holders of the exchangeable note if we fail to issue stock certificates within seven business days of the exchange date of all or any portion of the exchangeable note. We must also pay liquidated damages of $10,000 per day for every day that that the certificates are delayed beyond the seven business days allowed for delivery of the stock certificates. We may also be required to pay to the holder of our exchangeable note approximately $6,000 because the registration statement pursuant to which we registered the common stock issuable upon the exchange of our exchangeable note was not declared effective by December 31, 1999.

   Prepayment and Redemption at Our Option. On or after March 10, 2000, we may prepay all or any portion of the exchangeable note upon giving at least 20 trading days prior notice to the noteholder. Such notice is irrevocable and we must pay, within 2 business days of the date fixed for prepayment 135% of the amount of the prepayment on all or a portion of the exchangeable note so called for prepayment. However, up and until five business days prior to the date fixed for prepayment, the noteholder may, at its sole option, submit a notice of exchange in an exchange amount equal to all or any portion of the designated amount to be prepaid and receive the number of shares of common stock issuable for such exchange amount.

   Change of Control. Upon a change of control, we must offer to buy the exchangeable note 135% of the principal plus accrued and unpaid interest and penalties. A change of control includes: (i) a purchase of a majority of our common stock; (ii) a merger of Alyn Corporation with another entity in which our stockholders own less than a majority of the surviving entity; and (iii) the sale of all or substantially all of our assets to another entity.

   Right of First Offer. Until March 15, 2001, the noteholder has a right of first offer on certain issuances by us of debt securities convertible into equity. Under the right of first offer, we must deliver written notice to the noteholder providing at least 10 trading days following receipt of such notice to agree to purchase up to the full amount of such securities on the terms specified in the notice. In the event the noteholder elects not to purchase all or a portion of the securities in the proposed offering, for a period of 180 days following the expiration of the ten-day option period, we may offer and sell all or a portion of the securities not purchased by the noteholder to other parties on the same terms. The right of first offer does not apply to certain issuances by us, including: (i) shares issued to employees upon exercise of options; (ii) shares issuable or issued under certain warrants; (iii) shares issuable or issued in an underwritten public offering; (iv) shares issuable in connection with a debt financing to refinance existing term loans; (v) shares issuable in an equipment financing; and (vi) shares issued in a joint venture or other strategic investment.

   Preemptive Rights. Except (i) for issuances of pro rata dividends to all holders of common stock, (ii) stock issued to employees, officers or directors in connection with management options or incentive plans approved by the Board of Directors, (iii) stock issued in connection with any merger, acquisition or business combination or (iv) stock issued for consideration amounting to less than $500,000 in any single transaction where the purchase price is not less than the then applicable conversion price of our exchangeable note, provided that the aggregate amount of all such transactions shall not exceed $1,000,000, the holder of our exchangeable note, in order to enable it to maintain its fully diluted percentage ownership of Alyn, shall have preemptive rights to purchase any capital stock, including any warrants or securities convertible into capital stock, of the Company issued by the Company so that the holder of the exchangeable note shall be entitled to acquire a percentage of capital stock which is equal to the same percentage of the issued and outstanding common stock of Alyn as held by the holder of the exchangeable note immediately prior to the date on which the capital stock is issued.

   Warrants. We have issued two warrants to the holder of the exchangeable note. The first warrant was issued in March 1999, in conjunction with the issuance of the exchangeable note, for the purchase of 135,000 shares of our common stock at an exercise price of $3.0375 per share. This warrant expires at 5:00 p.m., New York time, on March 10, 2004. In connection with the amendment of the exchangeable note in October 1999, we issued an additional warrant to the holder of the exchangeable note for the purchase of 300,000 shares of our common stock at an exercise price per share of $3.00. This warrant expires at 5:00 p.m., New York time, on October 8, 2004. The number of shares that may be purchased and the exercise price at which shares can be purchased under both warrants are subject to adjustment upon certain events, including the payment of dividends or distributions on and the subdivision, combination or reclassification of the common stock underlying the warrants.

   At our option, we can redeem these warrants at any time for $0.10 per share of common stock purchasable if the closing price of our common stock, as reported by Bloomberg L.P. on the applicable market, exceeded $12.00 per share for a period of 20 consecutive trading days and notice of redemption is given to the warrantholder within five trading days after such 20 trading day period and no less than 30 days before the date fixed for redemption. However, our right of redemption is subject to the right of the warrantholder to exercise the warrants prior to the redemption date.

      DESCRIPTION OF CERTAIN PROVISIONS OF OUR SERIES A PREFERRED STOCK

      On January 8, 1999 we sold 375,000 shares of our Series A preferred stock at a price per share of $4.00 (see "Anti-dilution Protection" below for reduction in conversion price to $3.00 per share) and agreed to issue warrants to purchase up to 120,000 shares of common stock, based upon a formula using the average closing price of our common stock for the 25 trading days immediately prior to January 8, 2000. If the average closing price is at or above $5.80, no warrants will be issued. Since the average closing price of our common stock for the 25 days immediately prior to January 8, 2000 was $1.91, the warrants were issued on January 8, 2000 at the exercise price of $1.91.

      Conversion. The holder of our Series A preferred stock has the right at its option, after January 7, 2000, to convert shares of the Series A preferred stock into such number of fully paid and non-assessable shares of common stock as is obtained by (i) multiplying the number of shares of Series A preferred stock to be converted by $4.00, plus a premium on the $4.00 at a rate equal to six percent (6%) per annum (the "Original Purchase Price Premium"), and (ii) dividing the result by the conversion price in effect at the date of conversion, which gives effect to all adjustments of such price that have taken place pursuant to the anti-dilutions provisions, prior thereto. Notwithstanding the foregoing, the rights of the holders of the Series A preferred stock to receive the Original Purchase Price Premium shall cease in the event the average of the closing prices of the common stock on the Nasdaq National Market as reported by the Nasdaq National Market for any consecutive 25-trading day period following January 8, 2000 is at least $5.80.

      Anti-dilution Protection. Whenever we issue or sell any shares of our common stock for consideration per share less than the applicable Series A conversion price, we have to reduce the Series A conversion price to a price determined by dividing (i) the total consideration received upon the issuance or sale by (ii) the total number of shares issued at the issuance or sale; however, in no event shall the conversion price be less than $2.00 per share. Pursuant to this provision, in August 1999 the conversion price was reduced to $3.00 per share as a result of the issuance of common stock to AMRO International, Inc. at $3.00 per share

      Registration. As required, we registered 500,000 shares of our common stock which is the number of common shares into which the Series A preferred stock could be converted as of January 8, 2000. We are required to keep these shares registered until January 8, 2002. We are required to register shares of common stock into which the warrants are exercisable by March 16, 2000. We face additional payments at a rate of 4% per month, compounded monthly on $1,500,000, to the holders of the Series A preferred stock if we fail to register the common stock issuable to the holders of the Series A preferred stock on a timely basis. Because the Registration Statement pursuant to which shares of common stock issued to the holders of the Series A preferred, were registered became effective on January 4, 2000, we owe the holders of Series A preferred approximately $4,000.00.

      Limitation on Shares Issuable. Notwithstanding the registration of such number of shares, we are subject to the NASD Rule 4460(i) that limits us from issuing securities equal to or in excess of 20% of our outstanding securities on the date immediately prior to the issuance of the exchangeable note and the note warrants unless and until the stockholders approve such an issuance. The terms of the Series A preferred stock also provide that the number of shares issuable upon exchange of the exchangeable note cannot exceed 19.9% of our outstanding securities as of January 8, 1999 until stockholder approval is received. Inasmuch as the 19.9% limit was not exceeded, no such stockholder approval is required.

      Right of First Refusal. For so long as any shares of the Series A preferred stock are outstanding, the holders of the Series A preferred stock have a right of first refusal on our issuance or sale of common stock, convertible stock or options.

      Dividends. In the event that we declare, order, pay or make a dividend or other distribution on our common stock, the holders of shares of the Series A preferred stock are entitled to receive from us, with respect to each share of Series A preferred stock held, the same dividend or distribution that would be received by a holder of the number of shares of common stock into which such share of Series A preferred stock is then convertible.

      Liquidation, Dissolution and Winding-Up. Upon any liquidation, dissolution or winding up of Alyn, whether voluntary or involuntary, the holders of our Series A preferred stock shall be paid $4.00 per share (subject to adjustments made to the conversion price) plus any dividends accrued but unpaid. The sale or transfer by Alyn of substantially all its assets, the sale or transfer by Alyn of more than 50% in voting power or the consolidation or merger of Alyn into or with any other entity which results in the exchange of outstanding shares of Alyn for securities or other consideration, shall be deemed to be a liquidation, dissolution or winding up of Alyn.

      Restrictions. At any time when at least 25% of the Series A preferred stock remain outstanding, we need to secure the consent of the holders of the Series A preferred stock if we intend to (i) amend Alyn's certificate of incorporation or by-laws in a way that amends or alters the rights of the Series A preferred stock; (ii) create additional class or series of shares unless the shares to be created rank equal to or lower than the Series A preferred stock; or (iii) in any way change the designations or powers of the Series A preferred stockholder. Alyn needs to obtain the consent of the holders of our Series A preferred stock if we want to (i) liquidate, dissolve or wind-up our business or
(ii) if we want to dispose of all or substantially all our properties or assets.

   Warrants. On January 8, 2000, the average of the closing prices of the common stock on the Nasdaq National Market as reported by the Nasdaq Stock Market on the 25 consecutive trading days immediately preceding January 8, 2000 was $1.91. Therefore, under the terms of our Series A preferred, we granted to the holders five-year warrants to purchase common stock at an exercise price of $1.91. We issued 120,000 shares of common stock, the maximum number of common shares into which the warrants could be exercised. These warrants are subject to the same anti-dilution provisions and registration rights as are the Series A preferred (discussed above).

DESCRIPTION OF CERTAIN PROVISIONS OF OUR SERIES B PREFERRED STOCK

   On March 15, 1999, we sold 1,500 shares of Series B preferred stock at a price per share of $1,000 and issued warrants to purchase 65,000 shares of our common stock at an exercise price of $3.82 per share (subject to adjustment). These warrants became exercisable on September 15, 1999 and expire on September 15, 2002. In

October 1999, the holders of our Series B preferred stock converted all of the outstanding shares of Series B preferred stock into an aggregate of 626,960 shares of our common stock, in accordance with the provisions of an amendment to the original Series B purchase agreements executed in connection with our sale of the Series C preferred stock . Under the terms of the amendment, we issued warrants to the holders of our Series B preferred stock to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $3.25 per share. These warrants expire on September 15, 2004. The number of shares of common stock that may be purchased and the exercise price at which shares can be purchased under all of the warrants issued to the Series B holders are subject to adjustment upon the payment of dividends or distributions on and the subdivision, combination or reclassification of the common stock underlying the warrants.

   We are required to register and keep registered all of the shares of our common stock which were issued upon conversion of the Series B preferred stock and all of the shares of our common stock issuable upon exercise of the warrants.

DESCRIPTION OF CERTAIN PROVISIONS OF OUR SERIES C PREFERRED STOCK

   On October 8, 1999, we sold 75,000 shares of Series C preferred stock, par value $.01 per share, at a price per share of $100, convertible into shares of our common stock at $3.00 per share, and issued warrants to purchase up to 1,875,000 of our common stock at an exercise price of $3.00. The number of shares issued upon conversion of the preferred stock and the number of shares issuable upon exercise of the warrants, and the exercise price of the warrants (See "Warrants" below), are subject to adjustment upon the payment of dividends or distributions on and the subdivision, combination or reclassification of our common stock.

   Fleming US Discovery Fund III, LP and Fleming US Discovery Offshore Fund III, LP, the purchasers of the Series C preferred stock and related warrants, have informed us that such purchase occurred in the ordinary course of the business of Fleming US Discovery Fund III, LP and Fleming US Discovery Offshore Fund III, LP. Fleming US Discovery Fund III, LP and Fleming US Discovery Offshore Fund III, LP have also informed us that at the time of the purchase of the Series C preferred stock, Fleming US Discovery Fund III, LP and Fleming US Discovery Offshore Fund III, LP had not entered into any agreements or understandings, directly or indirectly, with any person to publicly offer or sell or otherwise distribute the Series C preferred stock.

   Certain provisions and rights of our Series C preferred stock are summarized as follows:

      Conversion. The holders of shares of Series C preferred stock have the right to convert all or a portion of such shares into fully paid and nonassessable shares of our common stock. Our registration of 2,500,000 shares of our common stock to provide for stock issuable upon conversion of our Series C preferred stock is based upon a fixed conversion price of $3.00 per share. However, the actual number of shares issuable upon conversion can increase in the event certain dilutive events occur (described in the following subsection entitled "Anti-Dilution Protection"). (See the Risk Factor entitled "The shares of common stock recently issued and issuable upon the conversion. . ." )

      Anti-Dilution Protection. If we issue or sell (i) any shares of our common stock and the aggregate amount of consideration we receive in the sale exceeds $500,000, (ii) warrants or other rights to subscribe to our common stock, or
(iii) certain convertible securities, and the consideration per share that we receive is less than the Series C conversion price, we are required to adjust the conversion price to equal the consideration paid per additional share of stock or other security (as described in (i) (ii) or (iii)). We must also adjust the conversion price in certain instances, including (i) adjustment of the conversion or exercise price of other convertible securities or warrants or options to purchase shares of common stock , where the adjustment reduces their conversion or exercise price to below the conversion price of the Series C preferred stock, (ii) stock splits and business combinations, (iii) the issuance of certain convertible securities, and (iv) specified reorganizations, reclassifications, mergers or consolidations.

      Registration. We are required to register 2,500,000 shares of our common stock, which is the number of common shares into which the Series C preferred stock can be converted, based upon the conversion price of $3.00 per share. We are also required to register an additional 1,875,000 shares of common stock which is the maximum number of shares of common stock which can be purchased upon exercise of the warrants issued in connection with the Series C preferred stock (See Warrants below).

      Mandatory Redemption. We are required to redeem all of the then outstanding shares of the Series C preferred stock on September 30, 2004, at a price equal to $100 per share plus all declared but unpaid dividends. At our option we can redeem the Series C preferred stock in cash or in common stock. If we choose to redeem using common stock, the number of common shares to be issued in redemption is determined by valuing each such share of common stock at a value of 10% less than the market price at that time.

   If any one of certain fundamental changes occurs, each of the holders of the Series C preferred stock shall have the right, at the holder's option, to require us to repurchase all of such holder's Series C preferred stock, or any portion thereof. Fundamental changes that trigger holders' options to require us to redeem the Series C preferred stock include: (i) the sale of all or substantially all of our assets; (ii) certain events that cause registration of our common stock under the Securities Exchange Act to no longer be required and other events that eliminate the public market for our common stock; (iii) certain consolidations and mergers; and (iv) the commencement of a voluntary bankruptcy case under federal bankruptcy laws by Alyn or our consent to an order for relief under an involuntary bankruptcy case.

      When holders require us to redeem shares of our Series C preferred stock upon the occurrence of a fundamental change, we must pay a redemption price per share equal to the greater of (i) $100 plus all declared but unpaid dividends,
(ii) ratable distributions determined with respect to the holders of Series C preferred stock and common stock on the basis of the number of shares of common stock into which such Series C preferred stock could be converted immediately prior to the fundamental change and (iii) such amount received by the holders as consideration for the redemption or sale of the Series C preferred stock as is necessary to cause the net present value to equal zero as of any date of all cash inflows and all cash outflows (each as defined) with respect to the Series C preferred stock being repurchased when calculated with an annual interest rate (compounded annually) equal to twelve percent (12%), on a per share basis.

      Call at our Option (Optional Redemption). Subject to the terms of the Series C preferred stock, on any date beginning October 8, 2001, we have the right to purchase any or all outstanding shares of Series C preferred stock, provided, however, that (i) the market price of a share of common stock must be equal to, or greater than, an amount equal to 300% of the then applicable conversion price and (ii) the common stock must have traded on the principal market for the common stock with an average daily volume in excess of 50,000 shares for a period of 30 consecutive days ending on the day preceding the day of exercise of a call. If we choose to exercise our right to redeem the Series C preferred stock, we must pay a price equal to $100 plus all declared but unpaid dividends.

      Dividends. In the event that we declare, order, pay or make a dividend or other distribution on our common stock, the holders of shares of the Series C preferred stock are entitled to receive from us, with respect to each share of Series C preferred stock held, the same dividend or distribution that would be received by a holder of the number of shares of common stock into which such share of Series C preferred stock is then convertible. However, in the case of the payment of a stock dividend in shares of its common stock, a holder of shares of Series C preferred stock may elect to have the conversion price of its shares adjusted for stock splits and combinations pursuant to the terms of the Series C preferred stock.

      Limitation on Dividends. Except for dividends or distributions payable in shares of the class or series upon which they are declared or paid, we are prohibited from paying dividends or distributions to the holders of any classes of our stock other than our Series C preferred stock unless we first pay, or, declare and set aside money for payment of, certain dividends and distributions to which the holders of our Series C preferred stock are entitled.

      In the event that full dividends are not paid or made available to the holders of all outstanding shares of Series C preferred stock (and of any securities with respect to which holders of the Series C preferred stock have consented to ranking on the same level of preference as the Series C preferred stock) and funds available for payment of dividends are insufficient to permit payment in full to holders of all such stock of the full preferential amounts to which they are then entitled, then we are required to distribute the entire amount available for payment of dividends ratably among all such holders of Series C preferred stock (and of any securities ranked equally as described) in proportion to the full amount to which they would otherwise be respectively entitled.

      Preference on Liquidation. In the event we liquidate, dissolve or wind up, whether voluntarily or involuntarily, we will make no distribution to the holders of shares of any classes of our stock other than our Series C preferred stock (and no monies shall be set apart for such purpose) unless the holders of shares of Series C preferred stock have previously received certain payments to which they are entitled under the terms of the Series C preferred stock.

      Voting. In addition to any voting rights provided in our certificate of incorporation or by law, holders of the Series C preferred stock vote together with the holders of the common stock as a single class on all actions to be voted on by our stockholders. The holder of each share of the Series C preferred stock is entitled to the number of votes per share that the holder would have if the holder converted the Series C preferred stock into shares of common stock at the time of the vote.

      Special Voting Rights. Holders of shares of the Series C preferred stock may be entitled to additional voting rights, including rights with respect to preventing an increase in the size of our Board of Directors. So long as Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P., or subsequent purchasers of their Series C preferred stock, if any, own at least 50% of the Series C preferred stock initially acquired, the holders of Series C preferred stock, consenting or voting (as the case may be) as a separate class, are entitled, but not required, to elect up to two (2) directors of our Board of Directors. So long as Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. or certain transferees own at least 25% of the Series C preferred stock initially acquired, the holders of Series C preferred stock, consenting or voting (as the case may be) as a separate class, are entitled, but not required, to elect one (1) of our directors.

      Shares Reserved for Conversion. We are required at all times to reserve and keep available out of our authorized and unissued stock, solely for the purpose of effecting the conversion of the Series C preferred stock, a number of shares of common stock sufficient to effect the conversion of all of the Series C preferred stock from time to time outstanding. We are required from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of common stock, if at any time the number of shares of authorized but unissued common stock shall be insufficient to permit the conversion in full of the Series C preferred stock.

      Preemptive Rights. Except (i) for issuances of pro rata dividends to all holders of common stock, (ii) stock issued to employees, officers or directors in connection with management options or incentive plans approved by our Board of Directors, (iii) stock issued in connection with any merger, acquisition or business combination or (iv) stock issued for consideration amounting to less than $500,000 in any single transaction where the purchase price is not less than the then applicable conversion price, provided that the aggregate amount of all such transactions shall not exceed $1,000,000, in order to enable the holders of the Series C preferred stock to maintain the fully diluted percentage ownership of Alyn to which the terms of the Series C preferred stock entitle them, such holders have preemptive rights to purchase any of our capital stock, including any warrants or securities convertible into capital stock, issued by us so that a holder of the Series C preferred stock shall be entitled to acquire a percentage of capital stock which is issued equal to the same percentage of our issued and outstanding common stock as is held (directly or obtainable upon conversion of the Series C preferred stock) by such holder of Series C preferred stock immediately prior to the date on which the capital stock is to be issued.

      Warrants. We issued warrants to purchase an aggregate of up to 1,875,000 shares of our common stock at an exercise price of $3.00 per share. These warrants become exercisable based upon our failing to meet financial performance objectives for revenue and earnings before interest, taxes, depreciation and amortization (EBITDA) during the 2000 fiscal year. The financial objectives include several levels of performance, such that on the one hand if all objectives are met, no warrants become exercisable, and on the other hand if financial performance falls below certain levels, all of the warrants become exercisable. The level of financial performance is determined by an audited financial report (pursuant to the terms of the warrant certificate) delivered to holders of warrants, the delivery of which shall occur on or prior to March 31, 2001. The exercisable warrants, if any, expire on September 30, 2004. The number of shares that may be purchased and the exercise price at which shares can be purchased under the warrants issued to the Series C holders are subject to adjustment upon the payment of dividends or distributions on and the subdivision, combination or reclassification of the common stock underlying the warrants.

      During the entire period within which holders can exercise the warrants issued in connection with the issue of the Series C preferred stock, we are required to reserve and keep available out of our authorized and unissued common stock solely for purposes of effecting the issuance and delivery upon exercise of such warrants, the number of shares that can be purchased upon the exercise of the warrants.

                               SELLING STOCKHOLDER

   The selling stockholder, Seaside Partners, L.P., acquired or will acquire the shares of common stock upon the exercise of warrants that were related to the issuance of our Series A preferred stock, and were issued in January 2000 to the holder of our Series A preferred stock. We have agreed to file a registration statement, of which this prospectus is a part, to register the shares of the selling stockholder in order to permit the selling stockholder to sell these shares from time to time in the public market or in privately-negotiated transactions.

   The registration statement of which this prospectus is a part also covers any additional shares of common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock to the extent permitted under Rule 416 of the Securities Act.

   The selling stockholder is not making any representation that any shares covered by the prospectus will or will not be offered for sale. The selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares. The shares offered by this prospectus may be offered from time to time by the selling stockholder.

   We are not aware of any material relationship between Alyn Corporation and any selling stockholder within the past three years other than as a result of the ownership of the stockholder's shares.

                                PLAN OF DISTRIBUTION

   We will not receive any proceeds from the sale of the shares of our common stock offered hereby.

   The shares offered by this prospectus may be sold by the selling stockholder or the selling stockholder's respective pledgees, donees, transferees or successors in interest, in one or more of the following transactions (which may involve one or more block transactions):

     o   on the Nasdaq National Market;

     o   in sales occurring in the public market off such exchange;

     o   in privately negotiated transactions; or

     o   in a combination of such transactions.

   Each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices or such other price as the selling stockholder agrees to from time to time. Some or all of the shares offered by this prospectus may be sold directly to market makers acting as principals or through brokers acting on behalf of the selling stockholder or as agents for themselves or their customers or to dealers for resale by such dealers. In connection with such sales, such brokers and dealers may receive compensation in the form of discounts, commissions or concessions from the selling stockholder and may receive commissions from the purchasers of shares offered by this prospectus for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved).

   The selling stockholder has sole discretion not to accept any purchase offer or make any sale of shares offered by this prospectus if the selling stockholder deems the purchase price to be unsatisfactory. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of that customarily paid to broker-dealers or the selling stockholder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by selling stockholder.

   Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling stockholder will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchase and sales of shares of our common stock by the selling stockholder. We will make copies of this prospectus available to the selling stockholder and have informed the the selling stockholder of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

   The selling stockholder is prohibited from engaging in any short sales with respect to the warrants.

   To comply with certain states' securities laws, if applicable, the shares offered by this prospectus will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares offered by this prospectus may not be sold unless (1) the shares offered by this prospectus have been registered or qualified for sale in such state or an exemption from registration exists or (2) qualification is available and is complied with.

   We will pay all expenses of the offering of the shares offered by this prospectus, except that the selling stockholder will pay any applicable underwriting commission, discount and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholder, if any.

   Pursuant to the terms of registration rights agreements with the selling stockholder, we have agreed to indemnify and hold harmless such selling stockholder from, among other things, certain liabilities under the Securities Act.


                                  LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon for Alyn Corporation by Cadwalader, Wickersham & Taft.


                                     EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in
Note 9 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================


We have not  authorized  any  person  to
make a statement  that differs from what
is in  this  prospectus.  If any  person
does make a statement  that differs from
what is in this  prospectus,  you should
not rely on it. This  prospectus  is not                      ALYN
an offer to sell,  nor is it  seeking an                   CORPORATION
offer to buy,  these  securities  in any
state in which  the offer or sale is not
permitted.   The   information  in  this
prospectus  is complete  and accurate as                 120,000 SHARES
of its  date,  but the  information  may                 OF COMMON STOCK
change after that date.



                                             ----------------------------------
                                                           PROSPECTUS
                                             ----------------------------------

             -------------








           TABLE OF CONTENTS

                                      Page

RISK FACTORS...........................3
RECENT DEVELOPMENTS...................11
WHERE YOU CAN FIND MORE INFORMATION...13                January 18, 2000
USE OF PROCEEDS.......................14
RECENTLY ISSUED SECURITIES............14
SELLING STOCKHOLDER...................22
PLAN OF DISTRIBUTION..................22
LEGAL MATTERS.........................24
EXPERTS...............................24


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION`

   The following table sets forth the various costs and expenses to be paid by us with respect to the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

      SEC Registration Fee...............................      $60.38
      Nasdaq National Market additional listing fee......     _______*
      Printing Expenses .................................     _______*
      Legal Fees and Expenses............................     _______*
      Accounting Fees and Expenses.......................     _______*
      Miscellaneous......................................
                                                              _______*
         Total............................................
                                                             $_______*

   * The exact amounts to be supplied in an amendment to the S-3.
==============================================================================

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Under Section 145 of the Delaware General Corporation Law, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law and require us to advance litigation expenses upon receipt by us of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The bylaws also provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Furthermore, under our bylaws, we may purchase and maintain insurance to indemnify directors and officers in instances in which they may not otherwise be indemnified by us.

   Our certificate of incorporation provides that, under Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

ITEM 16. EXHIBITS**

 EXHIBIT   DESCRIPTION OF
  NUMBER   EXHIBIT

  4.1* Certificate of Designation of Series A Convertible Preferred Stock filed on January 8, 1999.

  4.2* Warrant to Purchase Shares of Common Stock of Alyn Corporation dated January 8, 1999 by and between Alyn and Seaside Partners, L.P.

  4.3* 6% Senior Exchangeable Promissory Note due March 10, 2002 issued by Alyn to Talisman Capital Opportunity Fund Ltd.

  4.4* Registration Rights Agreement dated March 10, 1999 by and between Alyn and Talisman Capital Opportunity Fund Ltd.

  4.5* Warrant Agreement dated March 10, 1999 by and between Alyn and Talisman Capital Opportunity Fund Ltd.

  4.6* Certificate of Designations, Preferences and Rights of Series B Exchangeable Preferred Stock filed March 18, 1999.

  4.7* Registration Rights Agreement dated March 15, 1999 by and between Alyn and each of the Series B Investors listed therein.

  4.8* Form of Stock Purchase Warrant dated March 15, 1999 issued by Alyn to each of the Series B Investors.

  4.9 Stock and Warrant Purchase Agreement dated September 29, 1999 by and between Alyn and Fleming US Discovery Fund III, L.P.

  4.10 Stock and Warrant Purchase Agreement dated September 29, 1999 by and between Alyn and Fleming US Discovery Offshore Fund III, L.P.

  4.11 Certificate of Designations of Series C Convertible Preferred Stock filed on October 4, 1999.

  4.12 Registration Rights Agreement dated October 5, 1999 between Alyn and Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P.

  4.13 Warrant to Purchase Common Stock of Alyn Corporation dated October 8, 1999 by and between Alyn Corporation and Fleming U.S. Discovery Fund III, L.P.

  4.14 Warrant to Purchase Common Stock of Alyn Corporation dated October 8, 1999 by and between Alyn Corporation and Fleming US Discovery Offshore Fund III, L.P.

  5.1      Opinion of Cadwalader, Wickersham & Taft.

  10.1* Series A Convertible Preferred Stock Purchase Agreement dated January 8, 1999 by and between Alyn and Seaside Partners, L.P.

  10.2* Loan Agreement dated March 10, 1999 by and between Alyn and Talisman Capital Opportunity Fund Ltd.

  10.3* Series B Exchangeable Preferred Stock and Warrant Purchase Agreement dated March 15, 1999 by and between Alyn and each of the Investors listed therein.

  23.1     Consent of Independent Accountants.

  23.2     Consent of Cadwalader, Wickersham & Taft (included in Exhibit 5.1).

  24.1     Power of Attorney (included on signature page of Registration
           Statement).

* Incorporated by reference to the exhibit with the same number to our Current Report on Form 8-K filed April 28, 1999.

** All exhibits have been previously included in our Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No.333-77639) filed October 29, 1999, except for exhibits 5.1, 23.1 and 23.2.

ITEM 17. UNDERTAKINGS

   The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

           To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

   Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Alyn's Annual Report under Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Alyn pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Alyn of expenses incurred or paid by a director, officer or controlling person of Alyn in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 18th day of January, 2000.


                                             ALYN CORPORATION

                                             By   /S/ ARNE VAN ROON
                                                -------------------
                                                Arne van Roon,
                                                President and Chief Executive
                                                Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


         Signature                         Title                   Date
         ---------                         -----                   ----

     /S/ ARNE VAN ROON            Director, President and
---------------------------       Chief Executive Officer      January 18, 2000
       Arne van Roon           (Principal Executive Officer)


     /S/ Raymond E. BROOKS      Vice President, and Chief      January 18, 2000
---------------------------    Financial Officer (Principal
       Raymond E. Brooks             Financial and Accounting
                                  Officer) and Secretary


             *                                                 January 18, 2000
---------------------------        Director and Chairman
      Robert L. Burr


             *
---------------------------              Director              January 18, 2000
      Robin A. Carden


             *
---------------------------              Director              January 18, 2000
       Harry Edelson


             *
---------------------------              Director              January 18, 2000
     David J. Edwards


             *
---------------------------              Director              January 18, 2000
    Michael Markbreiter


    * By:  /S/ ARNE VAN ROON
---------------------------              Director              January 18, 2000
        Arne van Roon,
        Attorney-in-fact